UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Eurand N.V.
(Name of Subject Company)
Eurand N.V.
(Name of Persons Filing Statement)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N31010106
(CUSIP Number of Class of Securities)

Manya S. Deehr
Chief Legal Officer and Corporate Secretary
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
+31 20-673 2744
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Company Counsel:	Special Committee Counsel:

Timothy Maxwell Richard B. Aldridge Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103-2921 (215) 963-5000	George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Eurand N.V., a Netherlands company (“Eurand” or the “Company”) on December 22, 2010. The Schedule 14D-9 relates to the offer by Axcan Pharma Holding B.V., a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a wholly owned subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), to acquire all outstanding ordinary shares, par value €0.01 per share, of Eurand (the “Shares”) at a purchase price of $12.00 per Share (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Buyer with the SEC on December 21, 2010.
     Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person.
     Item 2, “Identity and Background of Filing Person,” is hereby amended and supplemented by replacing the second sentence in the second paragraph in the subsection titled “Tender Offer” on page 1 of the Schedule 14D-9 with the following:
     “Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Closing”) promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement.”
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
     Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the second to last sentence in the subsection titled “Development/License/Supply Agreement” under the heading “Arrangements with Parent, Buyer or Their Affiliates” on pages 3 and 4 of the Schedule 14D-9 with the following:
“The Development Agreement, as amended, provides for product purchase and royalty payments and expires on December 31, 2015, subject to earlier termination in certain circumstances. During the fiscal year ended December 31, 2008, the Company received product purchase and royalty payments of €22.233 million from Axcan US, representing 23% of total revenues. During the fiscal year ended December 31, 2009, the Company received product purchase and royalty payments of €36.785 million from Axcan US, representing 31% of total revenues. During the nine months ended September 30, 2010, the Company received product purchase and royalty payments of €15.960 million from Axcan US, representing 15% of total revenues. The payments and total revenues reported for the nine months ended September 30, 2010 are unaudited.”
     Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby further amended and supplemented by adding the following after the final sentence in the subsection titled “Cash Payable for Outstanding Shares Pursuant to the Offer” under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” on page 5 of the Schedule 14D-9:
“The table below sets forth information regarding the Shares held by Eurand’s directors and executive officers as of December 31, 2010 that may be tendered for purchase pursuant to the Offer:

Directors & Executive			Total Compensation to be
Officers	Shares Held	Offer Price	Paid for Tendered Shares
Gearoid Faherty	1,761,023	$12.00	$21,132,276
Rolf Classon	—		—
Jonathan Cosgrave	—		—

Directors & Executive			Total Compensation to be
Officers	Shares Held	Offer Price	Paid for Tendered Shares
William Jenkins	—		—
Angelo Malahias	—		—
Simon Turton	—		—
Jean-Louis Anspach	—		—
Robert Becker	—		—
Mario Crovetto	50,050		$600,600
Manya Deehr	450		$5,400
John Fraher	224,097		$2,689,164
Ruth Thieroff-Ekerdt, MD	—		—
Total	2,035,620		$24,427,440
     Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby further amended and supplemented by replacing the second paragraph in the subsection titled “Eurand Stock Options” under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” on page 5 of the Schedule 14D-9 and the table following such paragraph with the following:
“The table below sets forth information regarding the Options held by Eurand’s directors and executive officers as of December 16, 2010 that are or would become vested in connection with the Contemplated Transactions and would entitle the holder thereof to receive the cash compensation described below:

		Number of	Number of
	Number of	Shares	Shares					Total Value of
Directors &	Shares	Underlying	Underlying			Value of	Value of	All Options
Executive	Underlying	Vested	Unvested	Grant		Unvested	Vested	Eligible for Cash
Officers	Options	Options	Options	Price		Options**	Options	Compensation
Gearoid Faherty	90,000.00	43,125	46,875	$9.15		$133,593.75	$122,906.25	$256,500.00
Gearoid Faherty	110,000.00	0	110,000.00	$8.78		$354,200.00	$0	$354,200.00
Gearoid Faherty	240,000.00	240,000.00	0	$8.92	*	$0	$739,200.00	$739,200.00
Gearoid Faherty	120,000.00	120,000.00	0	$6.69	*	$0	$637,200.00	$637,200.00
Gearoid Faherty	120,000.00	120,000.00	0	$6.69	*	$0	$637,200.00	$637,200.00
Rolf Classon	11,000.00	0	11,000.00	$7.90		$45,100.00	$0	$45,100.00
Jonathan Cosgrave	11,000.00	0	11,000.00	$7.90		$45,100.00	$0	$45,100.00
William Jenkins	11,000.00	0	11,000.00	$7.90		$45,100.00	$0	$45,100.00
Angelo Malahias	11,000.00	0	11,000.00	$7.90		$45,100.00	$0	$45,100.00
Simon Turton	11,000.00	0	11,000.00	$7.90		$45,100.00	$0	$45,100.00
Jean-Louis Anspach	100,000.00	0	100,000.00	$8.49		$351,000.00	$0	$351,000.00
Robert Becker	100,000.00	41,668	58,332	$11.05		$55,415.40	$39,584.60	$95,000.00
Robert Becker	43,750.00	0	43,750.00	$8.78		$140,875.00	$0	$140,875.00
Mario Crovetto	37,500.00	17,968	19,532	$9.15		$55,666.20	$51,208.80	$106,875.00
Mario Crovetto	43,750.00	0	43,750.00	$8.78		$140,875.00	$0	$140,875.00
Mario Crovetto	96,000.00	96,000.00	0	$8.92	*	$0	$295,680.00	$295,680.00
Mario Crovetto	48,000.00	48,000.00	0	$6.69	*	$0	$254,880.00	$254,880.00
Mario Crovetto	50,000.00	50,000.00	0	$6.69	*	$0	$265,500.00	$265,500.00
Manya Deehr	9,375.00	0	9,375.00	$9.15		$26,718.75	$0	$26,718.75
Manya Deehr	28,125.00	17,968	10,157	$9.15		$28,947.45	$51,208.80	$80,156.25
Manya Deehr	30,256.00	0	30,256.00	$8.78		$97,424.32	$0	$97,424.32
Manya Deehr	14,744.00	0	14,744.00	$8.78		$47,475.68	$0	$47,475.68
John Fraher	9,375.00	0	9,375.00	$9.15		$26,718.75	$0	$26,718.75
John Fraher	28,125.00	17,968	10,157	$9.15		$28,947.45	$51,208.80	$80,156.25
John Fraher	29,370.00	0	29,370.00	$8.78		$94,571.40	$0	$94,571.40
John Fraher	14,380.00	0	14,380.00	$8.78		$46,303.60	$0	$46,303.60
John Fraher	69,276.00	69,276.00	0	$8.92	*	$0	$213,370.08	$213,370.08
John Fraher	26,724.00	26,724.00	0	$8.92	*	$0	$82,309.92	$82,309.92
John Fraher	12,000.00	12,000.00	0	$6.69	*	$0	$63,720.00	$63,720.00
John Fraher	36,000.00	36,000.00	0	$6.69	*	$0	$191,160.00	$191,160.00
John Fraher	30,084.00	30,084.00	0	$6.69	*	$0	$159,746.04	$159,746.04
John Fraher	19,916.00	19,916.00	0	$6.69	*	$0	$105,753.96	$105,753.96

		Number of	Number of
	Number of	Shares	Shares				Total Value of
Directors &	Shares	Underlying	Underlying		Value of	Value of	All Options
Executive	Underlying	Vested	Unvested	Grant	Unvested	Vested	Eligible for Cash
Officers	Options	Options	Options	Price	Options**	Options	Compensation
Ruth Thieroff-Ekerdt, MD	61,252.00	29,349	31,903	$6.53	$174,509.41	$160,539.03	$335,048.44
Ruth Thieroff-Ekerdt, MD	38,748.00	20,649	18,099	$6.53	$99,001.53	$112,950.03	$211,951.56
Ruth Thieroff-Ekerdt, MD	30,989.00	0	30,989.00	$8.78	$99,784.58	$0	$99,784.58
Ruth Thieroff-Ekerdt, MD	12,761.00	0	12,761.00	$8.78	$41,090.42	$0	$41,090.42
Totals	1,755,500.00	1,056,695	698,805		$2,268,618.69	$4,235,326.31	$6,503,945.00

*	For purposes of this table the option exercise prices were converted to dollars based on a euro to dollar conversion value of 1.33860 U.S. dollars per euro on January 2, 2011.

**	Represents the value of all unvested Options that are eligible to be accelerated for vesting purposes in connection with the Contemplated Transactions.”
     Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby further amended and supplemented by replacing the third and fourth paragraphs in the subsection titled “Change in Control and Retention Arrangements Concerning Executive Officers and Continuing Employees” under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” on page 7 of the Schedule 14D-9 and the table between such paragraphs with the following:
“The following table provides information regarding cash amounts that may be paid, or the value of benefits that may be provided, to the executive officers in respect of lump-sum payments, other than accrued or unpaid salary, that may be provided if a qualifying termination of employment or other payment event occurs, under the CIC Agreements or the Retention Agreements. None of the executives would be entitled to medical, dental and other insurance benefits (other than coverage required by law) or personal benefits if a qualifying termination of employment occurs under the CIC Agreements or the Retention Agreements or upon consummation of the Contemplated Transactions. None of the executives would be entitled to a “gross-up” payment for any excise tax liability under Section 4999 of the Internal Revenue Code. For purposes of this table, it is assumed that the qualifying event occurs on January 20, 2011:

Executive Officer	CIC Agreements		Retention Agreements
John Fraher	$620,193.00	*	$620,781.00	*
John Louis-Anspach	$650,069.00		$637,000.00
Manya Deehr	$690,744.00		$692,622.00
Ruth Theiroff-Ekerdt MD	$621,398.00		$619,752.00
Robert Becker	€327,319.97		€451,084.16
Mario Crovetto	€0.00		€470,712.91

*	As described under Item 3, “Appointment of Directors and Officers, Proposed Compensation Arrangements,” Mr. Fraher’s payments under his CIC Agreement and his Retention Agreement are subject to increase to $1,018,415 and $1,050,000, respectively, and Mr. Fraher may also be entitled to receive the Additional Bonus of up to $125,000 (as defined below).
For clarification purposes, the lump sum payment amounts set forth under the “Retention Agreements” include all amounts to be paid under the Retention Agreements, including the first retention payment that was made on December 28, 2010 in an amount equal to 40% of the sum of each executive’s base salary plus target annual bonus.”
     Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby further amended and supplemented by adding the following new section to the end of Item 3:
     Appointment of Directors and Officers, Proposed Compensation Arrangements
The Board has, at the recommendation of the Nominating and Corporate Governance Committee, proposed that John J. Fraher be appointed to the Board to serve as a director for (i) a term which will end immediately after completion of the Asset Sale or, (ii) if the Closing does not occur, an initial term of four years, beginning on January 19, 2011 and ending on the date of the Annual General Meeting of Shareholders to be held in 2015. Mr. Fraher’s appointment to the Board will be submitted to the shareholders of the Company for approval at the Extraordinary General Meeting of Shareholders (“EGM”) of the Company which will be held on Wednesday, January 19, 2011. The Board has resolved that upon his appointment to the Board Mr. Fraher will become an executive director and the Chief Executive Officer of the Company, and subject to shareholder approval at the EGM, the Board, at the recommendation of the Compensation Committee, proposes to pay to Mr. Fraher the compensation amounts set forth below for his role as Chief Executive Officer of the Company.
•	For the 2011 fiscal year, Mr. Fraher’s gross annual base salary shall be $500,000 (“2011 CEO Base Salary”).

•	For the 2011 fiscal year, Mr. Fraher shall be eligible to earn a target annual bonus equal to 50% of his Base Salary (“2011 CEO Annual Bonus”).

•	Upon Closing Mr. Fraher will receive an additional one-time bonus equal to $125,000 (the “Additional Bonus”). The Additional Bonus will be paid in lieu of any awards that might otherwise be made under the Company’s long term incentive program.

•	Mr. Fraher shall be eligible to receive all outstanding amounts to be paid under his Retention Agreement and his CIC Agreement, subject to and in accordance with the terms of the applicable agreement, but with the maximum possible amount he may be paid under the Retention Agreement and his CIC Agreement being the amount that would be calculated based on the 2011 CEO Base Salary and 2011 CEO Annual Bonus.* In other respects, the terms and conditions of Mr. Fraher’s CIC Agreement shall remain substantially the same as those that were in effect for Mr. Fraher’s former position of Chief Commercial Officer of the Company.*

*	The actual amounts which may be paid to Mr. Fraher under the applicable agreement shall be determined by the Company’s Compensation Committee.
If Mr. Fraher’s compensation, as described above, is approved at the EGM, subject to Compensation Committee approval of the specific terms, he may be entitled to have the payout entitlements under his Retention Agreement and CIC Agreement be based upon his 2011 Base Salary and 2011 CEO Annual Bonus, and he will be eligible to receive the Additional Bonus. In the event of such Shareholder and Compensation Committee approval, the information provided for Mr. Fraher under the table provided on page 7 of the Schedule 14D-9, as amended by this Amendment, in the subsection titled “Change in Control and Retention Arrangements Concerning Executive Officers and Continuing Employees” shall be replaced as follows:

Executive Officer	CIC Agreements	Retention Agreements	Additional Bonus

John Fraher	$1,018,415.00	$1,050,000.00	$125,000.00
The Board has, at the recommendation of the Nominating and Corporate Governance Committee, proposed that Ms. Cecilia Gonzalo be appointed to the Board to serve as a director for (i) a term which will end immediately after completion of the Asset Sale or, (ii) if the Closing does not occur, an initial term of four years, beginning on January 19, 2011 and ending on the date of the Annual General Meeting of Shareholders to be held in 2015. Ms. Gonzalo’s appointment to the Board will be submitted to the shareholders of the Company for approval at the EGM. The Board has resolved that upon her appointment to the Board Ms. Gonzalo will become a non-executive director, and the Board, at the recommendation of the Compensation Committee, proposes to pay to Ms. Gonzalo compensation that is consistent with current compensation practices for non-employee directors, including a gross annual fee of €30,000, pro-rated for 2011, plus €1,000 for each meeting of the Board or a Board committee that she attends. If Closing does not occur, Ms. Gonzalo will be granted options to purchase 10,000 shares of Company stock under the Eurand N.V. Equity

Compensation Plan with terms and conditions of grant consistent with current practices for non-employee directors.
Angelo C. Malahias has served as the Chairman of the Board since January 1, 2011. Subject to Shareholder approval at the EGM, the Board, at the recommendation of the Compensation Committee, proposes to pay to Mr. Malahais for his role as a Chairman of the Board, in addition to the cash compensation for non-employee directors described in the preceding paragraph, (i) a gross annual fee of €20,000, pro-rated for 2011, (ii) an additional retainer fee of €60,000 which will be paid in two installments: €30,000 to be paid as of January 1, 2011 and €30,000 to be paid on the Closing, and (iii) €3,000 for each day of services he performs for the Company during the period beginning January 1, 2011 and ending on the Closing.
Item 4. The Solicitation or Recommendation.
     Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the second full paragraph under the subsection titled “Opinion of Financial Advisor to the Special Committee” on page 31 of the Schedule 14D-9:
“In accordance with the terms of its engagement, Jefferies has consented to the disclosure of its opinion in this Schedule 14D-9.”
Item 8. Additional Information.
     Item 8, “Additional Information,” is hereby amended and supplemented by replacing the first footnote below the table under the heading “Projected Financial Information” on page 39 of the Schedule 14D-9 with the following:
“EBITDA means earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes that it is a widely accepted and useful financial indicator of the Company’s performance. Management believes EBITDA assists in analyzing and benchmarking the performance and value of our business. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, the use of EBITDA is limited because it does not include certain costs that are material in amount, such as interest, taxes, depreciation and amortization, which are necessary to operate our business. EBITDA is not a recognized term under generally accepted accounting principles and, when analyzing our operating performance, investors should use EBITDA in addition to, not as an alternative for, operating income, net income and cash flows from operating activities.”
     Item 8, “Additional Information,” is hereby further amended and supplemented by replacing the second and third sentences in the second paragraph below the table under the heading “Projected Financial Information” on page 39 of the Schedule 14D-9 with the following:
“You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.”
Annex II.
     Annex II, “Opinion of Jefferies International Limited to the Board of Directors of the Company, dated November 30, 2010,” is hereby amended and supplemented by replacing the first sentence of the third paragraph on page II-3 with the following:
“It is understood that our opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Proposed Transaction.”

     Annex II, “Opinion of Jefferies International Limited to the Board of Directors of the Company, dated November 30, 2010,” is hereby further amended and supplemented by replacing the fifth paragraph on pages II-3 and II-4 with the following:
“Except as otherwise expressly provided in our engagement letter with the Special Committee of the Board of Directors of the Company and the Company, our opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Proposed Transaction, and may not be used or referred to by the Company, or quoted or disclosed to any other person in any matter, without our prior written consent.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

EURAND N.V.
/s/ Angelo C. Malahias
Name:	Angelo C. Malahias
Title:	Chairman of the Board of Directors